

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 9, 2008

Mr. James J. Mulva
Chairman of the Board of Directors and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

   Re: ConocoPhillips
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 22, 2008
      Response Letter Dated July 22, 2008
      File No. 001-32395

Dear Mr. Mulva:

   We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

          Sincerely,

          Karl Hiller
          Branch Chief